Hylsamex
Mexico's Steel

RECEIVED
2004 JUL 12 A 9:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-4252

June 28, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

Subject: **Hylsamex S.A. de C.V. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

Dear Sir or Madam:

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Hylsamex S.A. de C.V., a corporation organized under the laws of Mexico ("Hylsamex"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Hylsamex is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by stamping the enclosed copy of this letter and returning the same to us in the enclosed self-addressed envelope.

Yours truly,

HYLSAMEX, S.A. de C.V.

By: Ismael De La Garza

Encl.

EXHIBIT LIST

Exhibit No.	Description	Date
1	Press Release and Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): HYLSAMEX Commences Primary Equity Offering.	June 28, 2004
2	Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): Agreements of Extraordinary General Shareholders' Meeting.	June 28, 2004
3	Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): Notice of shareholders' subscription rights.	June 28, 2004

RECEIVED

Hylsamex
Mexico's Steel

HYLSAMEX Commences Primary Equity Offering

MONTERREY, MEXICO, June 28, 2004 -- HYLSAMEX S.A. de C.V. ("The Company", or "HYLSAMEX") (BMV: HYLSAMXB, HYLSAMXCPO) has announced that its proposed equity issuance has been approved by its shareholders at a meeting which took place on June 25, 2004. In addition, the CNBV ("Mexican Securities Commission") has authorized the issuance of a new series "L" shares with limited voting rights, which will automatically convert into HYLSAMXB shares on the first anniversary of their initial issuance.

HYLSAMEX has commenced a primary equity offering of its new series "L" shares, with the objective of placing 103 million shares in the international and local capital markets, subject to market conditions and adequate pricing. ALFA, S.A. de C.V. and other existing shareholders have waived their rights to subscribe for series "L" shares, and such series "L" shares will be available to be sold pursuant to the proposed offering. Any series "L" shares unsubscribed will be cancelled.

All of the net proceeds of the offering will be used to prepay HYLSAMEX bank debt at the holding company level ("Facility B"). HYLSAMEX has obtained the agreement of the bank lenders under its Facility B to release HYSLAMXB shares currently pledged as collateral for the bank debt, subject to our making a minimum US$100 million prepayment on amounts outstanding under Facility B. Consequently, if the offering and minimum prepayment materialize, the HYLSAMXCPOs will be converted to HYLSAMXB shares, thereby increasing the number of the HYLSAMXB shares in the market.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy HYLSAMEX shares. HYLSAMEX shares will not be registered under the US Securities Act of 1933, and may not be offered or sold in the United States absent such registration or an applicable exemption from the registration requirements of such act.

This press release contains forward-looking statements that have been prepared on management's best estimates and external data. These assumptions involve judgments with respect to, among other things, future economic, competitive and financial market conditions and future business decisions, all of which are difficult or impossible to predict accurately. Hylsamex does not assume any responsibility for the accuracy of this forward-looking information.

###

For more information contact:

Othon Diaz del Guante
odiaz@hylsamex.com.mx
(52-81) 8865-1240

Ismael De La Garza
idelagarza@hylsamex.com.mx
(52-81) 8865-1224

Hylsamex
El Acero de México®

HYLSAMEX Lanza Oferta Primaria de Capital

MONTERREY, MEXICO, Junio 28, 2004 -- HYLSAMEX S.A. de C.V. ("La Compañía", o "HYLSAMEX") (BMV: HYLSAMXB, HYLSAMXCPO) anunció hoy que la emisión de capital propuesta ha sido aprobada por sus accionistas en la asamblea realizada el 25 de junio de 2004. Además, la CNBV ha autorizado la emisión de la nueva serie "L" de acciones con voto limitado, que se convertirán automáticamente a acciones HYLSAMXB en el primer aniversario de su emisión.

HYLSAMEX ha comenzado una oferta primaria de sus nuevas acciones serie "L", con el objetivo de colocar 103 millones de acciones en los mercados de capital locales e internacionales, sujeto a condiciones de mercado y a un precio adecuado. ALFA, S.A. de C.V. y otros accionistas actuales han renunciado a su derecho de suscripción a las nuevas acciones serie "L", y dichas acciones serie "L" estarán disponibles a venderse de acuerdo a la oferta propuesta. Las acciones serie "L" no suscritas serán canceladas.

El total de los recursos netos obtenidos de la oferta serán utilizados para prepagar deuda bancaria de HYLSAMEX a nivel de la tenedora ("Facility B"). HYLSAMEX ha acordado con sus acreedores bancarios del Facility B la liberación de las acciones "HYLSAMXB", hasta ahora otorgadas en garantía a esta deuda bancaria, sujeto al prepago de un mínimo de US$100 millones al saldo insoluto del Facility B. Consecuentemente, si la oferta y el prepago mínimo se materializan, los HYLSAMXCPOs se convertirán en acciones HYLSAMXB, incrementando el número de acciones HYLSAMXB en el mercado.

Este comunicado no constituye un ofrecimiento para vender o la constitución de un ofrecimiento para comprar las nuevas acciones de HYLSAMEX. Para la oferta internacional, las nuevas acciones de HYLSAMEX no serán registradas bajo las regulaciones del "US Securities Act of 1933", y no pueden ser ofrecidas o vendidas en los Estados Unidos sin el registro o la exención correspondiente de los requerimientos de registro de dicha regulación.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

###

Para información adicional:

Othon Diaz del Guante
odiaz@hylsamex.com.mx
(52-81) 8865-1240

Ismael De La Garza
idelagarza@hylsamex.com.mx
(52-81) 8865-1224

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: EVENTORE.ens

Longitud del sobre: 6557 bytes.

Fecha de recepcion: Jun 28 2004 9:31:53:586AM.

Folio de recepcion: 53809.

RECEIVED
2004 JUL 12 A 9:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

Para información adicional:

Othon Diaz del Guante
odiaz@hylsamex.com.mx
(52-81) 8865-1240

Ismael De La Garza
idelagarza@hylsamex.com.mx
(52-81) 8865-1224

Mercado Exterior:

Hylsamex, S.A. de C.V.
File No. 82-4252

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: ACUEEXTR.ens

Longitud del sobre: 9544 bytes.

Fecha de recepcion: Jun 28 2004 9:20:35:973AM.

Folio de recepcion: 53806.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
acueextr.bmv	1	Acuerdos de Asamblea Extraordinaria

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

Acuerdos de Asamblea Extraordinaria de HYLSAMEX, S.A. DE C.V.


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Fecha de Recepción en BMV: 2004-06-28 09:20:00.0

Prefijo:
ACUEEXTR

Clave Cotización:
HYLSAMX

Serie:

Razón Social:
HYLSAMEX, S.A. DE C.V.

Tipo Asamblea:
EXTRAORDINARIA

Fecha Celebración:
25/6/2004

Porcentaje de Asistencia:
89.71

Fecha de pago:

Acuerdos:
RESOLUCIONES DEL PRIMER PUNTO DEL ORDEN DEL DÍA:

1. Se resolvió aumentar el capital social de Hylsamex en su parte mínima fija no sujeta a retiro, mediante la emisión de 180 millones de acciones, de voto restringido, de una nueva Serie "L", las cuales serán convertibles en acciones ordinarias con plenos derechos de voto de la Serie "B", actualmente en circulación, al término de un año contado a partir de la fecha de su primera cotización en la Bolsa Mexicana de Valores, S.A. de C.V. (la "Bolsa").

2. Se resolvió que las acciones que integran la Serie "L" sólo conferirán derecho a asistir y votar en las asambleas especiales de dicha Serie y en las asambleas generales extraordinarias de accionistas de la Sociedad que se reúnan para tratar cualesquiera de los siguientes asuntos: (i) transformación de la Sociedad; (ii) fusión con otra sociedad en carácter de fusionada; y (iii) la cancelación de la inscripción de las acciones Serie "L" en las Secciones de Valores y Especial del Registro Nacional de Valores.

3. Se resolvió que el precio de suscripción de cada una de las acciones de la nueva Serie "L" sea la suma de las siguientes dos partidas:

(i) $9.83 (nueve pesos ochenta y tres centavos moneda nacional) equivalentes al valor teórico nominal de las acciones de la Serie "B" actualmente en circulación, que se destinará a incrementar el capital social de Hylsamex; y

(ii) El importe de una prima adicional en suscripción de acciones, que se determinará con posterioridad a la fecha de la celebración de la asamblea.

4. Se ordenó hacer constar en el acta de esta asamblea que la Sociedad ha recibido de diversos accionistas renuncias escritas a ejercer el derecho de suscripción preferente de las nuevas acciones Serie "L".

5. Se autorizó una oferta pública primaria en México a través de la Bolsa; y simultáneamente, una oferta en los Estados Unidos de América de conformidad con la Regla 144 A de la Ley de Valores de 1933 de dicho País, así como en otros mercados internacionales de valores a inversionistas institucionales de conformidad con la Regla S de la citada Ley de Valores de 1933, en transacciones exentas de solicitudes de registro (la "Oferta").

6. Se ordenó publicar un aviso informando a los accionistas de la Sociedad y a los tenedores de los "HYLSAMX CPO" (CPOs) que el derecho preferente a suscribir las nuevas acciones Serie "L" a prorrata, podrá ser ejercido a razón de 0.355492031 de una nueva acción Serie "L" por cada acción de la Serie "B" o "CPO" de que sean titulares, redondeándose hacia abajo al número entero más cercano, según corresponda en cada caso.

7. Se aprobó, en los términos del Artículo 9 de los Estatutos Sociales, el siguiente procedimiento conforme al cual podrá ejercerse el derecho de suscripción preferente:

(i) Los accionistas y titulares de CPOs deberán estar inscritos como tales en el Registro de Acciones de la Sociedad.

(ii) Los accionistas y titulares de CPOs deberán pagar a la Sociedad las nuevas acciones Serie "L" en dos exhibiciones: la primera, dentro de los quince días naturales siguientes de la publicación del acuerdo de la Asamblea sobre el aumento de capital en el Periódico Oficial del Estado de Nuevo León, por un monto de $9.83 por acción Serie "L", equivalente al valor teórico nominal actual de las acciones Serie "B" en circulación; y, la segunda exhibición, por el monto correspondiente como prima adicional por suscripción de acciones que se determine.

(iii) Sólo quienes hayan realizado el pago de la primera exhibición dentro del plazo citado, podrán suscribir las nuevas acciones Serie "L" mediante el pago de la segunda exhibición.

(iv) Quienes, por convenir así a sus intereses, habiendo pagado la primera exhibición, decidan no realizar el pago de la segunda, recibirán de la Sociedad la devolución completa del primer pago efectuado.

8. El ejercicio del derecho de preferencia de los actuales accionistas y tenedores de CPOs de la Sociedad, queda sujeto a la condición de que se lleve a cabo la Oferta.

RESOLUCIONES DEL SEGUNDO PUNTO DEL ORDEN DEL DÍA:

Se resolvió reformar el texto del Artículo 7 de los Estatutos Sociales para reflejar las resoluciones anteriores.

RESOLUCIONES DEL TERCER PUNTO DEL ORDEN DEL DÍA:

Se designaron delegados especiales para formalizar las operaciones anteriores y se autorizó para que en su oportunidad se emitan títulos definitivos que amparen las nuevas acciones Serie "L", así como para sustituir los títulos actualmente en circulación.

EMISNET

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: DERECHOS.ens

Longitud del sobre: 14753 bytes.

Fecha de recepcion: Jun 28 2004 5:36:27:886PM.

Folio de recepcion: 53921.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
derechos.bmv	1	Aviso de derechos

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error


BOLSA MEXICANA DE VALORES

Aviso de Derechos de HYLSAMEX, S.A. DE C.V.

Fecha de Recepción en BMV: 2004-06-28 17:36:00.0

Prefijo:
DERECHOS

Clave Cotización:
HYLSAMX

Serie:
B

Razón Social:
HYLSAMEX, S.A. DE C.V.

Tipo Asamblea:
EXTRAORDINARIA

Fecha Celebración:
25/06/2004

Fecha Publicación:
28/06/2004

Aviso a los accionistas:
Se comunica a los accionistas y tenedores de los certificados de participación ordinarios no amortizables denominados "HYLSAMX CPO" (CPOs) que la asamblea general extraordinaria de accionistas de Hylsamex, S.A. de C.V. ("HYLSAMEX"), celebrada el 25 de Junio de 2004 (la "Asamblea"), acordó incrementar el capital social mediante la emisión de una nueva Serie "L" integrada por 180'000,000 (ciento ochenta millones) de acciones.

Se publica este aviso de conformidad con lo previsto en los artículos 132 de la Ley General de Sociedades Mercantiles y 9 de los Estatutos Sociales de HYLSAMEX, a fin de que los accionistas y tenedores de CPOs que lo deseen manifiesten su deseo de ejercer su derecho preferente para suscribir las nuevas acciones dentro de los quince días naturales siguientes de su publicación en el Periódico Oficial del Estado de Nuevo León, conforme al procedimiento acordado en la propia asamblea.

Al respecto, enseguida se transcriben en lo conducente los puntos resolutivos relativos de la asamblea sobre el particular, mismos que describen el procedimiento a seguir por ejercer el derecho de suscripción preferente:

RESOLUCION PRIMERA:

1. Se resuelve aumentar el capital social de Hylsamex en su parte mínima fija no sujeta a retiro, mediante la emisión en este acto de 180'000,000 (ciento ochenta millones) de acciones no suscritas, de voto restringido, nominativas, de libre circulación, sin expresión de valor nominal, de una nueva Serie "L", las cuales serán convertibles en acciones ordinarias con plenos derechos de voto de la Serie "B", actualmente en circulación, al término de un año contado a partir de la fecha de su primera cotización en la Bolsa Mexicana de Valores, S.A. de C.V. (la "Bolsa").

2. Se resuelve que las acciones que integran la Serie "L" sólo conferirán derecho a asistir y votar en las asambleas especiales de dicha Serie y en las asambleas generales extraordinarias de accionistas de la Sociedad que se reúnan para tratar cualesquiera de los siguientes asuntos: (i) transformación de la Sociedad; (ii) fusión con otra sociedad en carácter de fusionada; y (iii) la cancelación de la inscripción de las acciones Serie "L" en las Secciones de Valores y Especial del Registro Nacional de Valores a cargo de la Comisión Nacional Bancaria y de Valores. Adicionalmente, los titulares de acciones Serie "L" podrán designar consejeros integrantes del Consejo de Administración y un comisario de la Sociedad, en los casos previstos en la fracción III del Artículo 14 Bis 3 de la Ley del Mercado de Valores.

3. Se resuelve que el precio de suscripción de cada una de las acciones de la nueva Serie "L" sea la suma de las siguientes dos partidas:

(i) $9.83 (nueve pesos ochenta y tres centavos moneda nacional) equivalentes al valor teórico nominal de las acciones de la Serie "B" actualmente en circulación, que se destinará a incrementar el capital social de Hylsamex; y

(ii) El importe de una prima adicional en suscripción de acciones, denominada en dólares moneda de curso legal en los Estados Unidos de América, la cual podrá ser pagada en moneda nacional en su equivalencia en pesos mexicanos, destinada a incrementar el capital contable de Hylsamex; resolviéndose delegar en el Presidente del Consejo de Administración la facultad de determinar su cuantía con posterioridad a la fecha de la celebración de la asamblea.

4. Se toma nota y se ordena hacer constar en el acta de esta asamblea que la Sociedad ha recibido de diversos accionistas renuncias escritas a ejercer el derecho de suscripción preferente de las nuevas acciones Serie "L" por un porcentaje cercano al 72% (setenta y dos por ciento) del capital social,) pudiéndose recibir renuncias escritas adicionales en los próximos días.

5. Se ordena que las nuevas acciones Serie "L" que se emiten, cuyo correspondiente derecho de suscripción preferente se hubiere renunciado expresamente por escrito o no se hubiere ejercido conforme al procedimiento que se detalla y precisa en los puntos resolutivos 6 y 7 siguientes, se coloquen mediante (i) una oferta pública primaria en México a través de la Bolsa; y (ii) simultáneamente, una oferta en el extranjero (la "Oferta").

6. Se resuelve que el derecho preferente a suscribir las nuevas acciones Serie "L" a prorrata, podrá ser ejercido a razón de 0.355492031 (trescientos cincuenta y cinco millones, cuatrocientos noventa y dos mil, treinta y un milmillonésimas) de una nueva acción Serie "L" por cada acción de la Serie "B" o "CPO" de que sean titulares, redondeándose hacia abajo al número entero más cercano, según corresponda en cada caso, y que se incorpore adicionalmente en el citado aviso el procedimiento conforme al cual podrá ejercerse el derecho de suscripción preferente, que se aprueba y detalla en el punto resolutivo 7 siguiente.

7. Se aprueba, en los términos del Artículo 9 de los Estatutos Sociales, el siguiente procedimiento conforme al cual podrá ejercerse el derecho de suscripción preferente referido en el punto resolutivo anterior:

(i) A fin de acreditar y para ejercer el derecho de suscripción preferente, los accionistas y titulares de CPOs deberán estar inscritos como tales en el Registro de Acciones que al efecto lleva la Sociedad o demostrar su titularidad mediante las constancias que expida S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores ("INDEVAL") complementadas, en su caso, con los listados de titulares que expidan instituciones depositarias en INDEVAL, junto con una certificación que acredite que no han enajenado los valores correspondientes. En el caso de acciones o CPOs que se mantengan en forma física, sus tenedores deberán depositar los respectivos títulos en la Secretaría de la Sociedad o en una institución de crédito del país, hasta que transcurra el plazo para el ejercicio y la liquidación del derecho de suscripción preferente. Si el depósito no se realiza ante la Secretaría de la Sociedad, la institución que lo reciba deberá expedir la constancia relativa y entregar un ejemplar al interesado y copia a la Secretaría de la Sociedad.

(ii) Para que las constancias tengan efectos frente a la Sociedad deberán contener: a) el nombre, razón o denominación social del titular de las acciones y/o CPOs; b) la cantidad de acciones y CPOs amparados por los títulos depositados; c) la identificación por su número de los títulos depositados, salvo el caso de títulos globales que se mantengan en depósito con el INDEVAL, conforme al Artículo 78 de la Ley del Mercado de Valores; d) la mención de ser no negociables e intransferibles; y e) de ser el caso, el compromiso de no retirar los títulos depositados sino hasta el día hábil siguiente de la fecha de la liquidación total del precio de suscripción por el interesado. Respecto de los títulos depositados en el INDEVAL, sólo podrán ejercer los derechos

correspondientes quienes entreguen la constancia y sean titulares de las acciones correspondientes en la fecha de corte del respectivo cupón.

(iii) Quienes hayan cumplido con lo anterior deberán pagar a la Sociedad las nuevas acciones Serie "L" en dos exhibiciones: la primera, conjuntamente con la entrega de la constancia o el depósito, según sea el caso, antes citado, dentro de los quince días naturales siguientes de la publicación del acuerdo de la Asamblea sobre el aumento de capital en el Periódico Oficial del Estado de Nuevo León, por un monto de $9.83 (nueve pesos ochenta y tres centavos moneda nacional), por acción Serie "L", equivalente al valor teórico nominal actual de las acciones Serie "B" en circulación; y, la segunda exhibición, por el monto correspondiente como prima adicional por suscripción de acciones que determine el Presidente del Consejo de Administración conforme a las facultades que le delega la asamblea en el inciso (ii) del punto 3 de la presente Resolución.

(iv) Sólo quienes hayan realizado el pago de la primera exhibición dentro del plazo citado, podrán suscribir las nuevas acciones Serie "L" mediante el pago de la segunda exhibición y recibirán de la Sociedad las nuevas acciones debidamente suscritas y pagadas contra la entrega (directamente o a través de INDEVAL), del respectivo cupón número 1 (uno) adherido a los títulos definitivos de las acciones Serie "B" (emisión Febrero de 2004) y a los títulos definitivos de los CPOs (emisión Febrero 19 de 2004), según sea el caso.

(v) Quienes, por convenir así a sus intereses, habiendo pagado la primera exhibición, decidan no realizar el pago de la segunda, recibirán de la Sociedad la devolución completa del primer pago efectuado.

8. El ejercicio del derecho de preferencia de los actuales accionistas y tenedores de CPOs de la Sociedad, queda sujeto a la condición de que se lleve a cabo la Oferta en los términos aprobados por esta Asamblea.

Los accionistas y tenedores de CPOs podrán ejercer el derecho de preferencia por conducto de los intermediarios depositantes de acciones en INDEVAL o directamente en las oficinas de la Sociedad, ubicadas en Avenida Munich 101, Col. Cuauhtémoc, San Nicolás de los Garza, Nuevo León, conforme al procedimiento antes descrito.

San Nicolás de los Garza, Nuevo León a 28 de Junio de 2004

Rubrica
Lic. Leopoldo Marroquín Morales
Secretario del Consejo de Administración